Exhibit 99.1

Ferrari announces voting results from its Annual General Meeting

Maranello (Italy), 13 April 2018 - Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/MTA: RACE) announced today that all resolutions proposed to Shareholders at the Ferrari’s Annual General Meeting of Shareholders (the “AGM”) held today in Schiphol-Rijk, the Netherlands, were passed.

The Shareholders approved the 2017 Annual Accounts and a dividend in cash1 of Euro 0.71 per outstanding common share, totalling Euro 134 million. The outstanding common shares will be quoted ex-dividend from April 23, 2018. The record date for the dividend will be April 24, 2018 on both MTA and NYSE and the dividend on the outstanding common shares will be paid on May 2, 2018. Shareholders holding the Company’s common shares on the record date that are traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 19, 2018.

The Shareholders re-elected all current directors of Ferrari. Sergio Marchionne was re-elected as executive director of Ferrari. John Elkann, Piero Ferrari, Delphine Arnault, Louis C. Camilleri, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca, Lapo Elkann, Amedeo Felisa, Maria Patrizia Grieco, Adam Keswick and Elena Zambon were re-elected as non-executive directors of Ferrari.

The Shareholders appointed Ernst & Young Accountants LLP as Ferrari’s independent auditor until the 2019 Annual General Meeting of Shareholders.

The Shareholders also delegated to the Board of Directors authority to purchase common shares in the capital of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for Ferrari but is designed to provide additional flexibility, Ferrari may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not higher than 10% above or not more than 10% below the average of the closing price on the NYSE and/or MTA for the five business days prior to the date of the purchase.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website at http://corporate.ferrari.com.

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1 The coupon number of the dividend is 3 (three).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

Concurrently with the AGM, the Company published its 2017 Sustainability Report. This Report was prepared in accordance with the new GRI Standards, the main international framework for reporting on governance, environmental and social themes.

To view the 2017 Sustainability Report online, please visit the following link: http://corporate.ferrari.com/en/investors/results/reports.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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